UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Blue Bird Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of class of securities)

095306106

(CUSIP Number)

Eric L. Schondorf
American Securities LLC
590 Madison Avenue, 38th Floor
New York, NY 10022
(212) 476-8000

Copy to:
Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106	13D	Page 2

1	NAMES OF REPORTING PERSONS
ASP BB HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
4,042,650 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
4,042,650 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,650 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 095306106	13D	Page 3

1	NAMES OF REPORTING PERSONS
ASP BB INVESTCO LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
4,042,650 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
4,042,650 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,650 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 4

1	NAMES OF REPORTING PERSONS
AMERICAN SECURITIES PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
4,042,650 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
4,042,650 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,650 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 5

1	NAMES OF REPORTING PERSONS
AMERICAN SECURITIES PARTNERS VII(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
4,042,650 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
4,042,650 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,650 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 6

1	NAMES OF REPORTING PERSONS
AMERICAN SECURITIES PARTNERS VII(C), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
4,042,650 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
4,042,650 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,650 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 7

1	NAMES OF REPORTING PERSONS
AMERICAN SECURITIES ASSOCIATES VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
4,042,650 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
4,042,650 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,650 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 095306106	13D	Page 8

1	NAMES OF REPORTING PERSONS
AMERICAN SECURITIES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
4,042,650 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
4,042,650 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,650 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D initially filed with the Securities and Exchange Commission (“SEC”) on June 10, 2016, as amended (the “Schedule 13D”), and is filed by and on behalf of (i) ASP BB Holdings LLC (“Holdings”), (ii) ASP BB Investco LP (“Investco”), (iii) American Securities Partners VII, L.P. (“ASP VII”), (iv) American Securities Partners VII(B), L.P. (“ASP VII(B)”), (v) American Securities Partners VII(C), L.P. (“ASP VII(C)” and, with ASP VII and ASP VII(B), the “Sponsors,” the owners of limited partnership interests in Investco), (vi) American Securities Associates VII, LLC, the general partner of each Sponsor (“GP”), and (vii) American Securities LLC, which provides investment advisory services to each Sponsor (the “Advisor”) (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Blue Bird Corporation (“Blue Bird” or the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented as follows:

Schedules I and II of the Schedule 13D are replaced with Schedules I and II to this Amendment No. 8. During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On December 19, 2023, Holdings sold 2,500,000 shares of Common Stock at $25.10 per share to the underwriters named in the underwriting agreement dated December 14, 2023 (the “Underwriting Agreement”), in a public offering.  In connection with the offering, Holdings entered into a customary lock-up agreement with the underwriters (the “Lock-up Agreement”) pursuant to which Holdings generally agreed, subject to certain exceptions, not to (i) offer, pledge, sell, transfer, or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock (collectively, the “Lock-up Securities”), or (ii) enter into any swap or any other agreement or any transaction that transfers the economic consequence of ownership of the Lock-up Securities, in each case, for a period ending on the date that is 45 days from the date of the Underwriting Agreement.  In connection with such sale and in respect of certain fees, Holdings also received a payment of $627,500 from the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of Schedule 13D are supplemented as follows:

(a) and (b)  The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 8, as of December 20, 2023, are incorporated herein by reference.  As of December 20, 2023, Holdings was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 4,042,650 shares of Common Stock, representing 12.6% of the outstanding shares of Common Stock (based on 32,165,225 shares of Common Stock outstanding as of December 7, 2023, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission by the Issuer on December 18, 2023).  As a result of their relationship to Holdings, Investco, the Sponsors, GP and Advisor also may be deemed to be beneficial owners of such shares.  None of the Scheduled Persons own any shares of Common Stock as of December 20, 2023.

(c)  Except as described in Item 4 of this Amendment No. 8, no other transactions with respect to the shares of Common Stock were effected during the past sixty days by any of the Reporting Persons or by any of the Scheduled Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented as follows:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.  The foregoing references in this Amendment No. 8 to, or descriptions of, the Underwriting Agreement and Lock-up Agreement, do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibit 7 to this Amendment No. 8 (with a form of Lock-up Agreement attached as Exhibit A to the Underwriting Agreement), and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 6 of Schedule 13D is supplemented as follows:

Exhibit No.	Exhibit Description

7
Underwriting Agreement, dated December 14, 2023, by and among Blue Bird Corporation, School Bus Holdings Inc., the Selling Shareholder, BofA Securities, Inc., and Barclays Capital Inc., with a form of Lock-up Agreement attached as Exhibit A thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed December 19, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

ASP BB HOLDINGS LLC

By:	/s/ Eric L. Schondorf
Name:	Eric L. Schondorf
Title:	Vice President and Secretary
Date:	December 20, 2023

ASP BB INVESTCO LP

By: ASP Manager Corp., its general partner

By:	/s/ Eric L. Schondorf
Name:	Eric L. Schondorf
Title:	Vice President and Secretary
Date:	December 20, 2023

AMERICAN SECURITIES PARTNERS VII, L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	December 20, 2023

AMERICAN SECURITIES PARTNERS VII(B), L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	December 20, 2023

AMERICAN SECURITIES PARTNERS VII(C), L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	December 20, 2023

AMERICAN SECURITIES ASSOCIATES VII, LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	December 20, 2023

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer
Date:	December 20, 2023

 SCHEDULE I
Name, business address and present principal occupation or
employment of the directors and executive officers of

ASP BB HOLDINGS LLC & ASP BB INVESTCO LP

American Securities Partners VII, L.P., American Securities Partners VII(B), L.P. and American Securities Partners VII(C), L.P., each of which is a Delaware limited partnership, are the beneficial owners of ASP BB Investco LP, which is the sole member of ASP BB Holdings LLC.

For each of the officers of ASP BB Investco LP (which has no directors), the name, business address, present principal occupation or employment and name and principal address of the entity in which such employment is conducted are set forth below:

OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of the Entity in which Employment is Conducted

Michael G. Fisch President	c/o American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	President and Chief Executive Officer American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

Kevin S. Penn Vice President	c/o American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	Managing Director American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

Michael E. Sand Vice President	c/o American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	Managing Director American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

Eric L. Schondorf Vice President and Secretary	c/o American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	Managing Director and General Counsel American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

For each of the officers of ASP BB Holdings LLC (which has no directors), the name, business address, present principal occupation or employment and name and principal address of the entity in which such employment is conducted are set forth below:

OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of the Entity in which Employment is Conducted

Kevin S. Penn President	c/o American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	Managing Director American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

Michael E. Sand Vice President	c/o American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	Managing Director American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

Eric L. Schondorf Vice President and Secretary	c/o American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	Managing Director and General Counsel American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

Each person identified on this Schedule is a citizen of the United States of America.

SCHEDULE II

Name, business address and present principal occupation or
employment of the directors and executive officers of

AMERICAN SECURITIES PARTNERS VII, L.P.
AMERICAN SECURITIES PARTNERS VII(B), L.P.
AMERICAN SECURITIES PARTNERS VII(C), L.P.
AMERICAN SECURITIES ASSOCIATES VII, LLC
AMERICAN SECURITIES LLC

American Securities Associates VII, LLC is a Delaware limited liability company and the general partner of each of American Securities Partners VII, L.P., American Securities Partners VII(B), L.P. and American Securities Partners VII(C), L.P., each of which is a Delaware limited partnership.

For each of the managing members of American Securities Associates VII, LLC,  the name, business address, present principal occupation or employment and name and principal address of the entity in which such employment is conducted are set forth below:

MANAGING MEMBERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of the Entity in which Employment is Conducted

Michael G. Fisch Managing Member	c/o American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	President and Chief Executive Officer American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

David L. Horing Managing Member	c/o American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	Managing Director American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

American Securities LLC is a New York limited liability company.  The business address of American Securities LLC is 590 Madison Avenue, 38th Floor, New York, NY 10022 USA.  Each person identified on this Schedule is a citizen of the United States of America.

For each of the executive officers and directors of American Securities LLC, the name, business address, present principal occupation or employment and name and principal address of the entity in which such employment is conducted are set forth below:

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of the Entity in which Employment is Conducted

Michael G. Fisch	American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	President and Chief Executive Officer American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

David L. Horing	American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	Managing Director American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

Joseph A. Domonkos	American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	Managing Director and Chief Financial Officer American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022

Eric L. Schondorf	American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022	Managing Director and General Counsel American Securities LLC 590 Madison Avenue, 38th Floor New York, NY 10022